May 20, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly, Senior Counsel

Re:	Perma-Fix Environmental Services, Inc.;
Registration Statement on Form S-3, Filed May 13, 2019;
File No. 333-231429

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perma-Fix Environmental Services, Inc. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-3 (Registration No. 333-231429) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m., Eastern Time, on May 22, 2019, or as soon as practicable thereafter. The Company authorizes Irwin Steinhorn and Jeanette Timmons of Conner & Winters, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Irwin Steinhorn of Conner & Winters, LLP, counsel to the Company, at (405) 272-5708.

Very truly yours,

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

By:	/s/ Mark Duff
Name:	Mark Duff
Title:	President and Chief Executive Officer

Perma-Fix Environmental Services, Inc.—Corporate Office

8302 Dunwoody Place, Suite 250

Atlanta, GA 30350